Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2014	2013	2012	2011
		(restated)	(restated)	(restated)
Pre tax income	7,292	20,283	(9,261)	(21,243)
Total fixed charges	12,604	11,849	12,321	12,852
	19,896	32,132	3,060	(8,391)

Interest expense	11,295	10,768	11,411	12,036
Estimated interest portion of rent expense (1)	1,309	1,081	910	816
	12,604	11,849	12,321	12,852

	19,896	50,784	3,060	22,949
	12,604	11,849	12,321	12,852

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	1.58	4.29	0.25	1.79

Ratio of earnings to fixed charges	1.58	4.29	0.25	1.79

(1) Estimated to be 33% of rent expense paid.